United States securities and exchange commission logo





                             September 22, 2022

       Andrew Nussbaum
       Member
       Wachtell, Lipton, Rosen & Katz
       51 West 52nd Street
       New York, New York 10019

                                                        Re: Pzena Investment
Management, Inc.
                                                            Schedule 13E-3/A
filed September 16, 2022
                                                            Filed by PIM, LLC
et al.
                                                            SEC File No.
5-83243
                                                            PRER14A filed
September 16, 2002
                                                            SEC File No.
1-33761

       Dear Mr. Nussbaum:

              We have reviewed your amended filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule 13E-3/A filed September 21, 2022

       General

   1. We note your response to comment 2 in our previous comment letter dated September 16,
                                                        2022 and the revised
disclosure on page 19 of the proxy statement. However, based on your response, it
appears that JPMorgan did provide information materially related to this going private
transaction that is encompassed within Item 1015 of Regulation M-A. As previously indicated, a
"report, opinion or appraisal" for purposes of Item 9 of Schedule
                                                        13E-3 and Item 1015 of
Regulation M-A includes both oral or written information
                                                        provided to a filing
person. Such report need not be focused on the fairness of the transaction. Please
revise to summarize the written and oral information provided by
                                                        JPMorgan in the proxy
statement. See Item 1015(b) of Reg. M-A. In addition, file as an exhibit to the Schedule
13E-3 the "written summary data" referenced in your response,
 Andrew Nussbaum
Wachtell, Lipton, Rosen & Katz
September 22, 2022
Page 2
         consisting of "illustrative premium calculations at various prices, operating metrics of comparable companies, ownership information of top Class A public shareholders..."
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameAndrew Nussbaum                              Sincerely,
Comapany NameWachtell, Lipton, Rosen & Katz
                                                               Division of
Corporation Finance
September 22, 2022 Page 2                                      Office of
Mergers & Acquisitions
FirstName LastName